__________________________________________________________________
___________________________________________________________________



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                For Year Ended:  January 31, 1998

(  ) Transition Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required) For the transition period from ___________________ to __________________


                Commission File Number: 333-47535

A. Full title of plan and the address of the plan, if different from that of the issuer named below:


              Carson Pirie Scott & Co. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211

_________________________________________________________________
__________________________________________________________________

                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Carson Pirie Scott & Co.
                                   Savings Plan
                                   ______________________________
                                             (Name of Plan)



Dated:  July 29, 1999              By:  /s/ Douglas E. Coltharp
                                        _________________________
                                        Douglas E. Coltharp
                                        Executive Vice President
                                        and Chief Financial
                                        Officer



                          EXHIBIT INDEX

     Exhibit Number   Description of Document                   Page
     --------------   -----------------------                   ----
           23         Consent of Independent Accountants




              Carson Pirie Scott & Co. Savings Plan
         Financial Statements and Supplemental Schedules for the years ended January 30, 1999 and January 31, 1998


Carson Pirie Scott & Co. Savings Plan
Table of Contents

                                                                 Pages
                                                                 -----
Report of Independent Accountants                                  1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits January
  30, 1999 and January 31, 1998                                   2-3

  Statement of Changes in Net Assets Available for Plan Benefits
  for the year ended January 30, 1999                              4

  Notes  to Financial Statements                                  5-9

Supplemental Schedules:
* Item  27a - Schedule of Assets Held for Investment Purposes as
  of January 30, 1999                                              10

* Item 27d - Schedule of Reportable Transactions for the year
  ended January 30, 1999                                         11-13


__________________
* Refers  to item number in Form 5500 (Annual Return/Report of
  Employee Benefit Plan) for plan  year ended January 30, 1999.


Report of Independent Accountants

To the Participants and Administrator of Carson Pirie Scott & Co. Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Carson Pirie Scott & Co. Savings Plan (the "Plan") at January 30, 1999 and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plans management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of January 31, 1998 and for the year then ended were audited by other independent accountants whose report dated July 8, 1998 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Carson Pirie Scott & Co. Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


July 23, 1999



Carson Pirie & Scott Co. Savings Plan
Statement of Net Assets Available for Plan Benefits
January 30, 1999

               M&I                                         Aggres-    Conserv-
             Stable     Balanced                Inter-      sive      ative       Saks
            Principal    Growth       Loan     national    Growth     Growth      Stock        Unall-
    1998     Fund         Fund        Fund       Fund       Fund       Fund       Fund         ocated     Total
             ------      ------      ------     ------     ------     ------     ------        ------    ------

Investments,
at fair
value     $18,196,402 $24,227,090  $2,790,183  $2,444,344 $8,822,020 $22,209,651  $3,430,254            $82,119,944

Receivables:
  Employer
  contrib-
  utions                                                                                      $92,044        92,044

  Employee
  contri-
  butions                                                                                     259,327       259,327

  Interest     87,390                                                                                        87,390
              -------    -------     -------      -------   -------    -------     -------    -------       -------
Total
 assets    18,283,792 24,227,090   2,790,183    2,444,344 8,822,020   22,209,651   3,430,254  351,371    82,558,705

Accrued
 admin-
 istra-
 tive
 fees                                                                                          27,200        27,200

Due to
 brokers,
 net           49,312     52,057     (25,307)      8,855     35,329       52,823       9,484                182,553
              -------    -------      -------    -------    -------      -------     -------  -------       -------
Net assets
 available
 for plan
 benefits $18,234,480 $24,175,033 $2,815,490  $2,435,489 $8,786,691  $22,156,828  $3,420,770  $324,171  $82,348,952
            =========  ==========   ========  ========== ==========  ===========   =========  ========  ===========

The accompanying notes are an integral part of these financial statements.


Carson Pirie & Scott Co. Savings Plan
Statement of Net Assets Available for Plan Benefits, Continued
January 31, 1998


               M&I                                           Aggres-     Conserv-
             Stable      Balanced                Inter-       sive        ative         Saks
            Principal     Growth       Loan     national     Growth       Growth        Stock     Unall-
   1997       Fund         Fund        Fund       Fund        Fund        Fund          Fund       ocated    Total
             ------       ------      ------     ------      ------      ------        ------       ------   ------
Investments,
at fair
value     $17,471,929  $23,959,639  $2,936,686  $1,481,483  $9,295,142  $17,627,274  $1,910,547    $90,931   $74,773,631

Receivables:
  Employer
  contrib-
  utions                                                                                            88,097        88,097

Employee
  contrib-
  utions                                                                                           244,215       244,215
              -------      -------     -------     -------   ---------     --------     -------    -------     ---------
Total
  assets   17,471,929   23,959,639   2,936,686   1,481,483   9,295,142   17,627,274   1,910,547    423,243    75,105,943

Accrued
 administr-
 ative fees                                                                                         17,981        17,981

Due to brokers,
 net           43,491       53,097                  15,305      35,340       73,889     (24,131)                 196,991
              -------      -------     -------     -------     -------      -------     --------   -------      --------

Net assets
 available
 for plan bene-
  fits    $17,428,438  $23,906,542  $2,936,686  $1,466,178  $9,259,802  $17,553,385  $1,934,678   $405,262   $74,890,971
          ===========  ===========  ==========  ==========  ==========  ===========  ==========   ========   ===========


The accompanying notes are an integral part of these financial statements.


Carson Pirie Scott & Co. Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended January 30, 1999



               M&I                                           Aggres-     Conserv-
             Stable       Balanced               Inter-       sive        ative       Saks
            Principal      Growth     Loan      national     Growth      Growth       Stock       Unall-
   1998       Fund          Fund      Fund        Fund        Fund        Fund        Fund        ocated     Total
             ------        ------    ------      ------      ------      ------      ------       ------    ------
Increase in net assets
 available for plan benefits:

  Interest and
  dividend
  income   $1,062,287     $828,835   $238,640     $25,869     $54,659     $363,768                         $2,574,058

  Net appreciation
  (depreciation)in
  the fair market
  value of invest-
  ments                  1,773,509                266,227    (482,188)   2,877,074   $556,136               4,990,758

  Employer
  contrib-
  utions      356,197      628,507                 98,621     427,009      588,752     99,436     $3,903    2,202,425

  Employee
  contrib-
  utions    1,510,371    1,754,785                287,896   1,219,025    1,695,674    285,925     15,112    6,768,788

  Rollover      7,703       18,391                 10,407      23,501       28,468     12,154                 100,624
              -------      -------    -------     -------     -------      -------    -------    -------     --------

Total
increases   2,936,558    5,004,027    238,640     689,020   1,242,006    5,553,736    953,651     19,015   16,636,653
              -------      -------    -------     -------     -------      -------    -------    -------     --------
Decrease in net assets
 available for plan benefits:

  Benefit
  payments  2,202,913    3,090,789    257,417     180,970   1,074,210    2,120,061    137,870               9,064,230

  Administrative
  expenses     45,509       13,571                  1,776      22,394       15,975      5,998      9,219      114,442
              -------      -------    -------     -------     -------      -------    -------     -------     -------
Total
decreases   2,248,422    3,104,360    257,417     182,746   1,096,604    2,136,036    143,868      9,219    9,178,672
            ---------      -------    -------     -------   ---------    ---------    -------     -------   ---------

Net increase (decrease)
prior to inter fund
transfers     688,136    1,899,667    (18,777)    506,274     145,402    3,417,700    809,783      9,796    7,457,981

Inter fund
transfers,
net           117,906   (1,631,176)  (102,419)    463,037    (618,513)   1,185,743    676,309    (90,887)           0
              -------   -----------  ---------    -------    ---------   ---------    -------    --------     -------
Net increase
 (decrease)   806,042      268,491   (121,196)    969,311    (473,111)   4,603,443  1,486,092    (81,091)   7,457,981

Net assets available for plan benefits:
  Beginning of
   year    17,428,438   23,906,542  2,936,686   1,466,178   9,259,802   17,553,385  1,934,678    405,262   74,890,971
           ----------   ----------  ---------   ---------   ---------   ----------  ---------    -------   ----------
  End of
   year   $18,234,480  $24,175,033 $2,815,490  $2,435,489  $8,786,691  $22,156,828 $3,420,770   $324,171  $82,348,952
           ==========  ===========   ========  ==========  ==========  ===========   ========   ========  ===========

The accompanying notes are an integral part of these financial statements.


Carson Pirie Scott & Co. Savings Plan
Notes to Financial Statements

1.   Plan Description

     The following description of the Carson Pirie Scott & Co. Savings Plan
     (the Plan) provides only general information. Participants (Associates) should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering substantially all Associates of Carson Pirie Scott, a division of Saks Incorporated and subsidiaries (collectively, the Company), who complete a 12-month period of employment during which the Associate works at least 1,000 hours. It is subject to the provisions of the Employee Retirement Income
     Security Act of 1974, as amended (ERISA).

     During 1998, the Board of Directors of the Company amended the Plan in order to provide for the merger of the Plan into another plan sponsored by Saks (the New Plan). As of January 30, 1999, the Plan had not yet merged into the New Plan.

     Contributions - Each year, Associates may contribute from one to ten percent of their pretax annual compensation as defined in the Plan.
     Certain Associates' contributions are limited to a maximum of four percent or seven percent, depending on the level of the Associates' annual compensation. Associates may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

     The Company has voluntarily agreed to make contributions to the Plan at the discretion of the Company's Board of Directors. Such contribution for any plan year may not exceed the maximum amount deductible for Federal income tax purposes. For the plan years ended January 30, 1999 and January
     31, 1998, the Company's contribution was 50% of the first 5% of an eligible Associate's compensation contributed into the Plan.

     Associate Accounts - Each Associate's account is credited (charged) with the Associate's contribution, the matching Company contribution, an allocation of the Plan's net investment earnings, and administrative expenses. Net investment earnings of each fund are allocated based upon the Associate's account balance in the appropriate fund at the end of each day. The benefit to which an Associate is entitled is the benefit that can be provided from the Associate's vested account.

     See discussion regarding Associate loans in Footnote 4.

     Vesting - All Participants are 100% vested in Associate contributions  and
     Company contributions earned through February 1, 1991. Associates who were credited with at least 3 years of vesting service as of February 1, 1991, are 100% vested in Company contributions earned after February 1, 1991.
     Associates credited with less than 3 years of vesting service as of February 1, 1991, are subject to the provisions of the vesting schedule below:

          Years of Vesting Service                Vesting Percentage
         ---------------------------              ------------------
         Less than 2 years                                0%
         At least 2 but less than 3                      10%
         At least 3 but less than 4                      20%
         At least 4 but less than 5                      40%
         At least 5 but less than 6                      60%
         At least 6 but less than 7                      80%
         7 or more                                      100%

     Associates would vest 100% in Company contributions immediately upon death, disability, or age 65 if employed by the Company at such dates.

     Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward
     Company matching contributions. Forfeitures aggregated $228,529 for the year ended January 30, 1999.

     Investment Options - Associates may elect to direct their accounts to be invested, in five percent increments, among the investment funds made available by the Plan Administrator. An Associate may change the apportionment of his or her accounts daily. The following investment funds are available:

     * M & I Stable Principal Fund - Funds are invested in insurance company contracts, synthetic investment contracts issued by banks and insurance companies and short-term fixed-income securities.

     *    Balanced Growth Fund - Funds are invested in the American Balanced
          Fund, which invests in a combination of blue-chip stocks and investment grade bonds.

     *    International Fund - Funds are invested in the EuroPacific Growth
          Fund, which invests in securities of companies outside the United
          States.

     *    Aggressive Growth Fund - Funds are invested in the Neuberger &
          Berman Equity Fund, which invests in common stocks of small capitalization companies.

     *    Conservative Growth Fund - Funds are invested in the American
          Washington Mutual Investment Fund, which invests in large, well-established U.S. companies which pay dividends and are listed on a major stock exchange.

     * Saks Stock Fund (previously Carson Stock Fund) - Associates can invest up to 25% of their account balance in this fund which invests in the common stock of Saks Incorporated.

     * Unallocated - Unallocated consists of contributions and expenses which have not yet been allocated to the individual funds.

     Payment of Benefits - Payment of benefits may begin upon the Associate's normal retirement (age 65), early retirement (age 55), disability retirement, death, or termination. Withdrawal of all or part of an Associate's funds may be authorized by the Plan Administrator prior to any of the above in the event of financial hardship of an Associate. In addition, an in-service withdrawal of funds can be made for any reason after attainment of age 59-1/2. Distribution of account balances following termination of employment is made in a lump sum.

2.   Summary of Significant Account Policies

     Basis of Presentation - The accompanying financial statements are prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

     Fiscal Year - The Plan had adopted the Company's 52-53 week fiscal year, with the last day of the fiscal year the Saturday closest to January 31.
     The year ended January 30, 1999 contained 52 weeks.

     Valuation of Investments and Income Recognition - Investment in the M & I
     Stable Principal Fund is valued at the amount at which units can be withdrawn which approximates fair market value. Investments in various mutual funds are valued at published net asset values which approximate fair value. Investments in Saks Incorporated stock is valued at quoted market price.

     Purchases and sales of securities are recognized on the settlement date.
     Differences between the settlement date method and the trade date method required by generally accepted accounting principles are not significant.
     Realized gains and losses on the sale of investments are calculated on the basis of specific indemnification.

     The Plan presents in the statement of changes in net assets available for benefits, with fund information, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Loans to associates are valued at the outstanding principal balance plus accrued interest. The rate of interest on associate loans is determined by Marshall & Ilsley Trust Company (the Trustee) and will not be less than the rate charged by financial institutions for similar type borrowings. At
     January 30, 1999, interest rates ranged from 7.25% to 9.0%

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The Plan's investments are held in a trust fund administered by the Trustee.

     Investments held that represent 5% or more of net assets available for plan benefits are as follows:

                                           January 30,     January 31,
                                              1999             1998
                                         -------------    ------------
     M & I Stable Principal Fund           $18,196,402     $17,470,568

     American Balanced Fund                $24,227,090     $23,959,639

     Washington Mutual Investment Fund     $22,209,651     $17,627,274

     AIM Constellation Fund                                 $9,295,142

     Neuberger & Berman Equity Fund         $8,822,020

4.   Loans to Associates

     The Plan Administrator may direct the Trustee to make loans available to all Plan associates. Such loans may not exceed the lessor of $50,000 or 50% of the Associate's vested account balance subject to a $1,000 minimum.
     The interest rate on the loan shall be equivalent to that charged on similar commercial loans as of the origination date of the loan.

     An Associate may have only one outstanding loan at any time and may not request another loan for approximately two weeks following full payment of any prior outstanding loan.

     Loans acquired shall be amortized over a period of one to five years, as elected by the Associate, and repaid through Associate payroll deductions.
     Repayments of the amount of such loan shall be credited directly to such Associate's account in a manner consistent with the Associate's current investment election.

5.   Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 1994, that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue
     Code.  The Plan has been amended since receiving the determination letter.
     However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balance.

7.   Related-Party Transactions

     Certain Plan investments are managed by Marshall & Ilsley Trust Company.
     Marshall & Ilsley Trust Company is the trustee defined by the Plan and, therefore, these transactions qualify as party-in-interest.

8.   Reconciliation of Financial Statements to Form 5500

     Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form
     5500 for benefit claims that were processed and approved for payment before January 30, 1999, but that had not yet been paid.

9.   Subsequent Event

     On June 17, 1999, the net assets of the Plan were merged into the New
     Plan.


                      Supplemental Schedules

Carson Pirie Scott & Co. Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes for the year ended January 30, 1999


                               c. Description of Investment
     b. Identity of Issuer        including Maturity Date, Rate
        Borrower, Lessor or       of Interest, Collateral,                             e. Current
a.      or Similar Party          Par, Or Maturity Value                   d. Cost        Value
     ----------------------    ---------------------------------           -------     ----------
*    Saks Incorporated         Employer common stock                    $2,377,822     $3,430,254

     The American Funds Group  Euro Pac Growth Fund                      2,265,929     24,443,440

     The American Funds Group  Washington Mutual Investment Fund        18,290,525     22,209,651

     Neuberger & Berman        Neuberger & Berman Equity Fund           10,488,939      8,822,020

     The American Funds Group  American Balanced Fund                   21,787,107      2,422,709

*    Marshall & Ilsley         M & I Stable Principal Fund
       Trust Company                                                    18,196,402     18,196,402

     Various                   Associate Loans                           2,790,183      2,790,183
                                                                       -----------    -----------
     Total assets held for investment purposes                         $76,196,907    $82,119,944
                                                                       ===========    ===========
_______________
* Denotes party-in-interest to the Plan.


Carson Pirie Scott & Co. Savings
Item 27d - Schedule of Reportable Transactions for the year ended January 30, 1999

I.   Single transactions exceeding 5% of assets.

                      See attached schedule.

 NOTE - Information required in Columns e and f is inapplicable.


II.  Series of transactions involving property other than securities.

                               NONE


III. Series of transactions of same issue exceeding 5% of assets.

                      See attached schedule.

NOTE-Information required in Columns e, f, and h is inapplicable.


IV. Transactions in conjunction with same person involved in reportable single transactions.

                               NONE


                                                                                        h. Current
                                                                                           Value of
                                                                                          Asset on
                                                                                           Trans-      i. Net
a. Identity of                                      c. Purchase    d. Sales  g. Cost of    action         Gain
   Party Involved           b. Description of Asset       Price       Price     Asset      Date          (loss)
------------------          -----------------------  -----------   --------   ---------   ---------    --------
AIM Management Group, Inc.  AIM Constellation Fund              $10,447,725  $8,814,381 $10,447,725  $1,633,344

Neuberger & Berman          Neuberger & Berman
                              Equity Fund           $10,512,714             $10,512,714 $10,512,714



Carson Pirie Scott & Co. Savings Plan
Item 27d(III) - Schedule of Reportable Transactions for the year ended January 30, 1999

                                             c. Purchases            d. Sales                    i. Net
a. Identity of      b. Description         -----------------    ------------------     g. Cost      Gain
   Party Involved      of Asset             Price    Number      Price      Number       Asset      or (Loss)
-----------------   ----------------       ------    ------     -------    -------     -------   ------------
The American         Washington Mutual
  Funds Group          Investment Fund  $8,547,600      232     $5,254,859    219    $3,990,176   $1,264,683

AIM Management       AIM Constellation
  Group, Inc.           Fund              $812,814       51    $11,582,162     57    $9,808,032   $1,774,130

Neuberger & Berman   Neuberger & Berman
                        Equity Fund    $13,024,297      148     $2,154,785    147    $2,535,358    ($380,573)

The American         American Balanced
  Funds Group           Fund            $6,482,004       21     $6,478,391    217    $5,612,274     $866,117

Marshall & Ilsley    M & I Stable Principal
  Trust Company         Fund            $7,367,655      194     $6,641,822    217    $6,641,822
